FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Grundhofer, Jerry A.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 800 Nicollet Mall	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/17/02
(Street) Minneapolis, MN 55402		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	10/17/02		M		100,000	A	$5.64
Common Stock, $0.01 par value	10/17/02		S		62,740	D	$20.2907	210,849(1)	I	Family Trust
Common Stock, $0.01 par value								18,179	D
Common Stock, $0.01 par value								17,571.16(2)	I	401(k) Plan
Common Stock, $0.01 par value								15,000	I	IRA Rollover
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Restricted Stock Units	1-for-1							12/31/06	12/31/06	Common Stock	311,543		311,543(3)	D
Deferred Compensation Plan Participation	1-for-1							(4)	(5)	Common Stock	484,312.03		484,312.03	D
Employee Stock Option (Right to Buy)	$5.64	10/17/02		M			100,000	(6)	5/09/03	Common Stock	450,000		350,000	D
Employee Stock Option (Right to Buy)	$19.23								12/18/11	Common Stock	1,000,000		1,000,000	D
Employee Stock Option (Right to Buy)	$21.6875								12/12/10	Common Stock	1,070,000		1,070,000	D
Employee Stock Option (Right to Buy)	$21.375								12/14/09	Common Stock	590,000		590,000	D
Employee Stock Option (Right to Buy)	$23.7917								11/20/08	Common Stock	600,000		600,000	D
Employee Stock Option (Right to Buy)	$23.7917								11/20/08	Common Stock	540,000		540,000	D
Employee Stock Option (Right to Buy)	$18.9167								12/09/07	Common Stock	5,289		5,289	D
Employee Stock Option (Right to Buy)	$18.9167								12/07/07	Common Stock	534,711		534,711	D
Employee Stock Option (Right to Buy)	$10.11								12/10/06	Common Stock	9,882		9,882	D
Employee Stock Option (Right to Buy)	$10.11								12/09/06	Common Stock	530,118		530,118	D
Employee Stock Option (Right to Buy)	$6.7633								12/12/05	Common Stock	14,778		14,778	D
Employee Stock Option (Right to Buy)	$6.7633								12/09/05	Common Stock	525,222		525,222	D
Employee Stock Option (Right to Buy)	$3.7633								12/10/04	Common Stock	540,000		540,000	D
Employee Stock Option (Right to Buy)	$4.2233								6/11/04	Common Stock	445,266		445,266	D
Employee Stock Option (Right to Buy)	$4.86								5/09/03	Common Stock	300,000		300,000	D

Explanation of Responses:

(1) Reflects an increase of 37,260 shares from the exercise of a stock option that would expire on May 9, 2003, unless exercised, net of shares used to pay the exercise price of the option and related tax withholding.
(2) Based on a plan report dated 9/30/02, the most recent plan report available.
(3) Includes restricted stock units acquired in July and October pursuant to a dividend reinvestment feature of the reporting person's restricted stock unit award.
(4) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's employment with U.S. Bancorp.
(5) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's employment with U.S. Bancorp.
(6) The option vested in four equal annual installments beginning on May 12, 1994, 1995, 1996, 1997.

By: /s/ Lee R. Mitau For Jerry A. Grundhofer **Signature of Reporting Person	10/17/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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